FILED BY ASSURANT, INC.

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

AND DEEMED FILED PURSUANT TO RULE 14A-12

UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: ASSURANT, INC.

COMMISSION FILE NO.: 001-31978

Assurant to Acquire The Warranty Group to Create a Leading Global Lifestyle Provider

Transaction Valued at $2.5 Billion, Closing Expected in first-half of 2018 Subject to Approvals

A message from Assurant CEO & President Alan Colberg

Today, I am very happy to share another milestone in our strategy to build a stronger Assurant for the future.

Earlier this morning we announced a definitive agreement to combine operations with The Warranty Group – one of the leading global providers of protection plans and related programs. This transaction enhances our strategy and scale in the global lifestyle market, deepens our global footprint and is expected to accelerate profitable growth.

Valued at $2.5 billion, this is our largest transaction since Assurant became a public company. We are acquiring The Warranty Group from TPG Capital, a highly regarded private equity firm that has owned the company since 2014.

This transaction aligns perfectly with Assurant’s profitable growth strategy and business profile. It provides the right opportunity to enhance our scale so we can invest in, innovate and capitalize on trends that are reshaping the lifestyle market worldwide. The Warranty Group is a respected company with a similar culture and values, and more than 50 years of expertise and innovation in vehicle protection and related businesses.

Strategic Opportunities for Growth

The Warranty Group offers a broad suite of protection products and services, including service contracts on vehicles, appliances, electronics as well as financial services that align with Assurant’s strategic focus. Together we will cover more than 36 million vehicles worldwide and enhance our distribution channels to include leading dealer networks, national accounts, third party administrators as well as new digital retailers.

We also will deepen our global footprint in select targeted markets, such as Asia Pacific, with access to new products and countries already on Assurant’s strategic roadmap. Today, Assurant has a market presence in 16 countries, while The Warranty Group operates in more than 35 countries.

We expect there to be financial benefits and operating synergies that will flow to Assurant when we combine our operations. Enhanced scale across our Global Lifestyle markets should generate more predictable and diversified earnings with an expanded suite of products and a broader client base. We will be well positioned to invest in key capabilities, build on our profitable growth momentum and enhance shareholder value overall.

More Details about the Agreement

Under the transaction agreement announced today, Assurant will become a wholly-owned subsidiary of TWG Holdings Limited, whose name will be changed to Assurant Ltd. and whose shares will trade on the New York Stock Exchange under the ticker symbol AIZ.

At closing, Assurant shareholders will own approximately 77 percent of Assurant Ltd. and TPG Capital will own the remainder. The transaction will be taxable to Assurant’s shareholders in the U.S. and certain other countries. Additionally, the combined company’s Board of Directors will be expanded to include three new Board members from TPG Capital and its affiliates. The acquisition is subject to regulatory and shareholder approval, and is expected to close in the first half of 2018.

More information is included in our joint news release issued earlier this morning [hyperlink.] I encourage you to read it as well as the Questions & Answers and The Warranty Group at-a-glance fact sheet we’ve prepared for you that are available on Connect. [hyperlink to Q&A and fact sheet.] Additionally, we will discuss this agreement on an Investor Call at 8 a.m. ET today, with a replay available in the Investor Relations section of the Assurant website later this afternoon.

Building a Stronger Company for the Future

While this transaction brings change and opportunity, our core values and our purpose — to protect what matters most — remain unchanged and are as strong as ever. We will continue to be Assurant, a company I am proud, as always, to lead as your President and CEO along with my colleagues on our Management Committee. Our commitment and our culture, fueled by our dedicated employees worldwide, make Assurant who we are. I remain confident and energized by all we can accomplish together.

I appreciate that this type of exciting news generates additional questions. As you know, our support and service to assist our customers, while helping one another, must continue to be our top priority.

In the days ahead, you can expect to hear more from senior leadership of your department and be invited to participate in group meetings during which you can ask questions. Additionally, members of the Management Committee will join me in other forums to provide updates – such as during our Nov. 7 Connect Live meeting.

We will establish a cross-functional Integration Team to ensure a disciplined and effective process is followed. Due to the nature of a transaction such as this, there will be times when we will be limited in our ability to immediately share information that our employees may want to know. Be assured, however, we will be sensitive to sharing as much as we can as quickly as we can in the months ahead. In the meantime, you can submit integration-related questions by email to [email address].

I want to thank everyone who has been a part of the team that has been instrumental in this transaction. A lot has been accomplished in a short timeframe. With your continued commitment to serving our customers, our Integration Team will be diligent in completing their next steps. By remaining focused and disciplined in our collective efforts, we will continue to build a stronger Assurant for the future.

Thank you for your dedication and continuing support!

Cautionary Statement

Some of the statements included in this communication, in particular with respect to the proposed transaction, the benefits and synergies of the transaction, including operating synergies, future opportunities for the combined company and any statements regarding the combined company’s future results, financial condition and operations, anticipated business levels and offerings, planned activities, anticipated growth, market presence and opportunities, strategies, competition and other expectations, targets and financial metrics for future periods, may constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are based on management’s best estimates, assumptions and projections and are subject to significant uncertainties. Actual results may differ materially from those projected in the forward-looking statements. Assurant, Inc. (“Assurant” or the “Company”) undertakes no obligation to update any forward-looking statements as a result of new information or future events or developments. For a detailed discussion of the general risk factors that could affect the Company’s results, please refer to the risk factors identified in the Company’s annual and periodic reports filed with the Securities and Exchange Commission.

Additional Information and Where to Find It

This communication relates to a proposed transaction between Assurant and TWG Holdings Limited (“Parent”) that will become the subject of a registration statement, which will include a joint proxy statement/prospectus, to be filed with the U.S. Securities and Exchange Commission (the “SEC”) that will provide full details of the proposed transaction and the attendant benefits and risk. This communication is not a substitute for the joint proxy statement/prospectus or any other document that Assurant or Parent may file with the SEC or send to their stockholders in connection with the proposed transaction. Investors are urged to carefully read the registration statement on Form S-4, including the definitive proxy statement/prospectus and any other relevant documents filed with the SEC when they become available because they will contain important information. Investors will be able to obtain the joint proxy statement/prospectus and all relevant documents filed by Assurant with the SEC free of charge at the SEC’s website www.sec.gov or through the Investor Relations page of Assurant’s website at http://ir.assurant.com as soon as reasonable practicable after the filing. Other information found on Assurant’s website is not part of this or any other report filed with or furnished to the SEC.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy the securities, or a solicitation of any vote of approval, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation

The directors, executive officers and other members of management and employees of Assurant may be deemed participants in the solicitation of proxies from its stockholders in favor of the transactions. Information concerning persons who may be considered participants in the solicitation of Assurant’s stockholders under the rules of the SEC is set forth in public filings filed by Assurant with the SEC and will be set forth in the joint proxy statement/prospectus when it is filed with the SEC.